UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

16 members of the Board of Directors and senior leadership team of Vertical Aerospace Ltd. (the “Company”) have informed the Company that, commencing on November 11, 2025, they have effected a series of open market share purchases in the Company’s ordinary shares. Such open market share purchases were conducted by these persons solely in a personal capacity and not in any relation to their role as a member of the Board or the senior leadership team of the Company.

This follows the Company’s announcement in May 2025, noting a series of open market share purchases conducted by the Chairman of the Board of Directors of the Company and two fellow Board members in a personal capacity. Further information can be found in the Company’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on, May 21, 2025.

With the open market share purchases conducted in November 2025, the members of the Company’s Board of Directors and senior leadership team have in aggregate increased their positions in the Company’s shares by approximately 50% since May 2025.

Furthermore, the Company’s majority shareholder, Mudrick Capital Management, LP, informed the Company that it had increased its position by 350,000 shares via open-market purchases since November 24, 2025.

Furthermore, on November 19, 2025, Stephen Fitzpatrick filed a Schedule 13D/A with the SEC (the “SF 13D/A”) in relation to his beneficial ownership of the ordinary shares of the Company. Based on this filing and as confirmed by the Company’s share register issued by the Company’s transfer agent on November 28, 2025, the Company notes that as of the date of this filing, Mr. Fitzpatrick’s directly held shares represent less than 0.4% of the Company’s ordinary shares, down from approximately 15% on January 1, 2025.1

Press Release

On December 1, 2025, the Company issued a press release in relation to the share purchase activity by member of its Board and senior leadership team, a copy of which is furnished as Exhibit 99.1 hereto.

[1]	Pursuant to the Company’s share register as of November 28, 2025, Imagination Aero Investments Limited – a company beneficially owned by Mr. Fitzpatrick according to the SF 13D/A - holds 200,000 ordinary shares of the Company attributable to Mr. Fitzpatrick and representing less than 0.2% of the Company’s ordinary shares. Furthermore, Mr. Fitzpatrick continues to hold certain earn-out shares (which are non-voting, and forfeit in December 2026, unless certain share price thresholds are met) and warrants in the Company, excluded above.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Vertical Aerospace Ltd. dated December 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: December 1, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer